UR-ENERGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2007
(Information as at March 26, 2008 unless otherwise noted)

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the years ended December 31, 2007 and 2006. Management’s Discussion and Analysis was prepared by Company management and approved by the Board of Directors on March 19, 2008.

This discussion and analysis should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2007 and 2006. The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004. All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles. A reconciliation of differences between Canadian and United States generally accepted accounting principles is provided in note 14 to the consolidated financial statements. The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC (“NFU”), Lost Creek ISR, LLC, The Bootheel Project, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation (“ISL”), ISL Wyoming, Inc. and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Forward-Looking Statements

This Management Discussion and Analysis may contain or refer to certain forward-looking statements relating to expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 26, 2008 which is filed on SEDAR, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the failure to obtain sufficient funding for operating, capital and exploration or development requirements and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Potential shareholders and prospective investors are also cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these reserves and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

The Company is focused on uranium exploration in the following areas: (i) Wyoming, USA where the Company has fourteen properties. Of those fourteen properties, eleven are in the Great Divide Basin, two of which (the Lost Soldier property and the Lost Creek property) contain defined resources that the Company expects to advance to production. The Company’s other Wyoming projects include two properties in the Shirley Basin, one of which is the Bootheel property. The last of the Wyoming properties, the Kaycee property, is located in the Powder River Basin; (ii) South Dakota, USA where the Company has acquired certain state mineral leases in Harding and Fall River Counties known as the Harding and Fall River properties; (iii) Arizona, USA where the Company has acquired a property in Yuma County; (iv) the Thelon Basin, Northwest Territories in northern Canada where it has three properties known as Screech Lake, Eyeberry and Gravel Hill; (v) Hornby Bay, Nunavut in northern Canada where it has a royalty interest in two properties known as Dismal Lake West and Mountain Lake; and (vi) the Bugs property in the Kivalliq region of the Baker Lake Basin, Nunavut, Canada.

Selected Annual Information

The following table contains selected annual financial information for the years ended December 31, 2007, 2006, 2005 and cumulative information from inception of the Company on March 22, 2004 to December 31, 2007.

	Year ended December 31, 2007 $	Year ended December 31, 2006 $	Year ended December 31, 2005 $	Cumulative from March 22, 2004 to December 31, 2007 $
Revenue	Nil	Nil	Nil	Nil
Total expenses	(11,602,745)	(6,027,109)	(2,038,099)	(20,003,064)
Stock based compensation included in expenses	(3,682,041)	(2,648,533)	(406,852)	(6,765,551)
Foreign exchange gain (loss)	(806,420)	(177,141)	908,942	(88,080)
Loss before income taxes	(9,592,767)	(5,574,526)	(1,002,472)	(16,507,150)
Recovery of future income taxes	2,531,000	514,000	277,000	3,427,000
Net loss for the period	(7,061,767)	(5,060,526)	(725,472)	(13,080,150)
Loss per common share: Basic and diluted	(0.08)	(0.09)	(0.02)
Cash dividends per common share	Nil	Nil	Nil
	As at December 31, 2007 $	As at December 31, 2006 $	As at December 31, 2005 $
Total assets	137,350,775	73,479,712	45,183,532
New Frontiers obligation	Nil	14,713,495	18,558,352
Long-term future income tax liability	1,167,000	2,188,000	1,455,500
Asset retirement obligation	181,672	Nil	Nil

The Company has not generated any revenue from its operating activities from inception to date. The Company’s expenses include costs for management fees, promotion, regulatory authority and transfer agent fees, professional fees, general and administrative costs, general exploration expense, write-off of deferred exploration expenditures and amortization of capital assets. The

Company has recorded significant stock based compensation costs which are included in management fees, promotion and general and administrative costs or capitalized as a component of deferred exploration expenditures. Costs directly related to exploration projects are initially capitalized as either mineral exploration property costs or deferred exploration expenditures.

No cash dividends have been paid by the Company. The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters. This information is derived from the Company’s unaudited interim financial statements.

	Quarter ended December 31, 2007 $ (unaudited)	Quarter ended September 30, 2007 $ (unaudited)	Quarter ended June 30, 2007 $ (unaudited)	Quarter ended March 31, 2007 $ (unaudited)	Quarter ended December 31, 2006 $ (unaudited)	Quarter ended September 30, 2006 $ (unaudited)	Quarter ended June 30, 2006 $ (unaudited)	Quarter ended March 31, 2006 $ (unaudited)
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(4,662,758)	(2,448,489)	(2,575,642)	(1,915,856)	(1,482,215)	(1,603,745)	(1,662,728)	(1,278,421)
Interest income	879,410	948,494	699,684	288,810	258,272	143,856	130,046	97,550
Foreign exchange gain (loss)	(237,066)	(1,427,542)	719,046	139,142	(643,589)	5,519	482,118	(21,189)
Loss before income taxes	(4,020,414)	(2,927,537)	(1,156,912)	(1,487,904)	(1,867,532)	(1,454,370)	(1,050,564)	(1,202,060)
Recovery of future income taxes	2,531,000	Nil	Nil	Nil	242,000	32,000	130,000	110,000
Net loss for the period	(1,489,414)	(2,927,537)	(1,156,912)	(1,487,904)	(1,625,532)	(1,422,370)	(920,564)	(1,092,060)
Loss per common share – Basic & diluted	(0.02)	(0.03)	(0.01)	(0.02)	(0.03)	(0.02)	(0.02)	(0.02)

Cash based expenses have generally increased in each of the last eight quarters as we have grown our Company. Spending on promotion, professional fees and general and administrative costs has been driven by the expansion of our corporate structure as a public company to support the ongoing development and exploration of the Company’s uranium property assets in Wyoming and elsewhere.

The Company has recognized significant expenses related to stock based compensation. During 2007, the Company recorded total expenses of $3,682,041 related to stock option charges. During 2006, the Company recorded total expenses of $1,491,179 related to stock option charges. During the second quarter of 2006, the Company recorded $567,000 related to common shares provided as a performance bonus to the President and CEO of the Company.

During the fourth quarter of 2007, the Company recorded a write-off of deferred exploration expenditures with respect to the R-Seven and Rook I properties totaling $2,015,286. This resulted in a significant increase in fourth quarter expenses.

Interest revenue earned on cash equivalents and short-term investments increased significantly during the second and subsequent quarters of 2007 as the Company invested the net proceeds of $77.5 million related to the bought deal financing received during May 2007.

The Company has recorded significant non-cash foreign exchange gains and losses with respect to the promissory note payable to New Frontiers Uranium, LLC (“New Frontiers”) and with respect to cash balances held in United States currency. The New Frontiers obligation was a monetary liability denominated in United States dollars and was fully repaid during the second quarter of 2007. The Company will continue to experience gains and losses on cash balances held in United States dollars as the United States / Canada foreign exchange rate changes.

Overall Performance and Results of Operations

The Company has advanced its plans rapidly from incorporation on March 22, 2004 to date. From inception to December 31, 2007, the Company has raised total net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants, compensation options and stock options of $136.0 million. As at December 31, 2007, the Company held cash and cash equivalents and short-term investments of $76.3 million. The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, or money market accounts. The Company has made significant investments in mineral exploration properties and exploration expenditures.

Mineral Exploration Properties and Deferred Exploration Expenditures

During the year ended December 31, 2007, the Company expended cash of $1,400,202 (2006 – $787,529) on property costs. Significant components of these costs include property staking and claim renewal costs which total $62,360 for Lost Creek and Lost Soldier, $315,242 for other Wyoming, South Dakota and Arizona properties and $18,446 for the Thelon properties. During the third quarter of 2007, the Company made a US $150,000 payment to Dalco, Inc. to earn the final 25% interest in the RS property (formerly Radon Springs property). Additionally, the Company issued 150,000 common shares valued at $469,500 with respect to the final earn-in on the RS property. During the third and fourth quarters of 2007 the Company issued a total of 75,000 common shares with respect to the option agreement to acquire the Bugs property. These shares were valued at $243,000.

During 2007, property costs included the second and final installment for acquisition of a data package from Power Resources Inc. (PRI) related to the Bootheel and Buck Point properties for $99,028 (US$90,000). The total purchase price was US $180,000 which includes the first installment of $90,000 paid upon execution of the data purchase agreement during June 2006.

During the second quarter of 2007, a total of $2,016,156 (US $1,744,231) of interest previously capitalized to Wyoming property assets was reversed. This amount of accrued interest was not payable upon early settlement of the New Frontiers obligation.

During the year ended December 31, 2007, the Company incurred exploration expenditures totaling $14.9 million. The most significant component of spending was on development of the Lost Creek and Lost Soldier projects in Wyoming. In total, approximately $10.5 million or

70.6% was spent related primarily to geology, environmental permitting, engineering hydrology and drilling for development of the Lost Creek and Lost Soldier projects. A total of $2.0 million or 13.5% was incurred primarily for drilling with respect to the R-Seven and Rook I properties under the Titan option agreement. A total of $1.2 million or 7.9% was incurred with respect to all other Wyoming, South Dakota and Arizona properties, primarily with respect to drilling costs related to the LC North, EN and RS properties. A total of $640,324 or 4.3% was incurred primarily for a geochemical radon survey with respect to the Bugs property. A total of $545,135 or 3.7% was spent primarily on geology and environmental permitting for the Company’s Screech Lake project in the Thelon Basin.

Wyoming Properties

Lost Creek Project

The Lost Creek uranium deposit is located four miles north of Rio Tinto's Sweetwater mill in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometres) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 metres) and 700 feet (213 metres) in depth. National Instrument 43-101 (“NI 43-101”) compliant resources (Technical Report, Lost Creek June 2006) for Lost Creek are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource. In 2006, 17 cased monitoring and pump test wells were completed on the property, and the initial testing was completed successfully.

Significant drilling was conducted during the second and third quarters of 2007 and was completed during mid-September 2007. Up to four drill rigs operated to allow for completion of the following work on the project:

  Installation of pump test and monitor wells for baseline and engineering data;
  Orebody delineation drill holes to better define the orebody for well field planning;
  Condemnation drill holes to assure that the plant site will not be built over any part of the orebody; and
  Water wells for water for the drilling operation.

The drilling program was subsequently expanded with the addition of 125 delineation holes. The goal of these additional holes was to provide data for detailed mapping and definition of the resources which will be included in the first mine production unit in preparation for the design of the perimeter monitor well ring. The 2007 drilling program was concluded in early December 2007.

Completion of these phases of the drilling program resulted in 58 monitor and pump test wells, 2 water wells and a total of 195 delineation drill holes. This has enabled the Company to obtain additional baseline and hydrogeologic data within the first mine unit area for engineering assessments; for the State of Wyoming Department of Environmental Quality ("WDEQ") Permit to Mine application; for the US Nuclear Regulatory Commission ("NRC") Source Material License application; and, for the WDEQ Mine Unit #1 Permit application. In addition, six condemnation holes were drilled to make certain the potential target plant location was not over any part of the orebody.

During the year ended December 31, 2007, the Company incurred drilling costs totaling $2,640,086 with respect to drilling activities on the Lost Creek project.

Mineralized intercepts in the 2007 drilling program continue to indicate that the mineralization at Lost Creek is commonly thicker than average mineralized roll fronts in the Great Divide Basin. Examples are LC45 in the HJ sand which was 27 feet (8.2 metres) thick at a grade of 0.121% U3O8 and LC49 in the KM sand which was 25 feet (7.6 metres) thick at a grade of 0.064% U3O8.

During early 2008, an in-house economic analysis on the Lost Creek project was completed by the Company’s engineering team. An independent technical report under NI 43-101 is presently being prepared by Lyntek Inc. related to the economic analysis of the potential viability of the mineral resources on the Lost Creek project.

On October 30, 2007, the Company submitted its Application to the NRC for a Source Material License for the Lost Creek project. This license is the first stage of obtaining all necessary licenses and permits to enable the Company to recover uranium via in situ recovery method at the Lost Creek project. The collection and compilation of the extensive environmental background data for the application have taken more than two years. The NRC has indicated that the application review process can take up to 18 months to complete. On February 29, 2008, the Company announced it had voluntarily requested that the NRC application for its Lost Creek project be withdrawn to enable the Company to include upgrades to its application with respect to the project's operational plan and other advances in the health physics information and analyses. On March 24, 2008, the Company announced that it had re-submitted the Source Material License application to the NRC.

During December 2007, the Company submitted the Lost Creek Mine Permit Application to the WDEQ. Individual mine unit applications for each well field will be submitted, starting in 2008, to cover each mine unit or well field that will be produced on the Lost Creek project.

During the year ended December 31, 2007 significant costs with respect to these activities for the Lost Creek project included geology costs of $2,545,260; permitting and environmental costs of $1,625,034; and, engineering and hydrology costs of $1,016,332.

Lost Soldier Project

The Lost Soldier project is located approximately 14 miles (22.5 kilometres) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units. NI 43-101 compliant resources (Technical Report, Lost Soldier July 2006) for Lost Soldier are 5.0 million pounds of U3O8 at 0.064% as a measured resource, 7.2 million pounds of U3O8 at 0.065% as an indicated resource and 1.8 million pounds of U3O8 at 0.055 percent as an inferred resource.

All environmental baseline studies have been completed, with baseline groundwater and meteorological data collection continuing. In early 2008, the Lost Soldier deposit was turned over to the Company’s engineering staff for detailed engineering evaluations, completion of engineering studies and completion of the permitting process.

A scoping study is being finalized by Pincock, Allen & Holt. This scoping study is for in-house engineering studies only and is not intended to be NI 43-101 compliant. This scoping study will include an evaluation of the minability of additional shallow uranium resources which are above the water table and are not accessible by in-situ recovery methods. These shallow resources were not included in the Company’s NI 43-101 compliant resource base for the Lost Soldier project.

On March 19, 2008, the Company requested a separate docket number and technical assignment control number for the Lost Soldier project from the NRC, in preparation for a separate license application for the Lost Soldier project.

During the year ended December 31, 2007 significant costs with respect to the Lost Soldier project include geology costs of $1,438,010; permitting and environmental costs of $306,191; and, engineering and hydrology costs of $318,973.

USA exploration projects

An in-house team of geologists in the Company’s Littleton, Colorado office has been doing an evaluation of the extensive well log and exploration database owned by the Company. During 2007, exploration was carried out on five projects: three on 100 percent owned projects and two by other companies through exploration, development and operating ventures on Company properties (see “Bootheel Project / Target Exploration & Mining Corp.” and “Hauber Project / Trigon Uranium Corporation” below).

During the year ended December 31, 2007, approximately 24,000 additional claim acres and approximately 27,000 additional state lease acres of on-trend mineral properties were acquired and added to the Company’s United States property portfolio. Total United States landholdings are now approximately 131,000 acres.

Drilling was initiated on the RS project during mid-November 2007. A total of six rotary drilled reconnaissance exploration holes were drilled for a total of 5,530 feet (1,685 meters) before drilling ceased in late December 2007 due to winter weather and ground conditions. The drilling program was intended to test stratigraphic and alteration characteristics of the Battle Spring Formation within a frontier portion of the property. The last two holes drilled were mineralized and exhibited geologic characteristics, indicating that drilling had been progressing in the direction of a potential mineral trend. The best mineral intercept was 5 feet of 0.023% U3O8.

The EN project lies approximately five miles east-southeast of the Lost Creek project. The primary goal of the 2007 drilling program was to investigate multiple occurrences of significant uranium mineral intercepts detected at depth in an abandoned oil and gas exploration hole drilled in 1979. A secondary goal was to provide reconnaissance information regarding stratigraphic and alteration characteristics of the Battle Spring Formation to supplement historic drilling data from elsewhere within the property. Drilling was completed in late October 2007. Three rotary drill holes were completed for a total footage of 8,605 feet (2,623 meters). The results confirmed mineralization in the target zone. The primary targeted mineral intercept was 6.5 feet of 0.10% at 2,200 feet. The same intercept in EN29-1 (50' offset) was two feet of 0.078% at 2,214.5 feet (0.02% cutoff). Although the planned drilling program was insufficient to substantiate economic concentrations, multiple, previously undetected, horizons of oxidation and trace mineralization were identified in the new drill holes. This new information is being evaluated within the framework of historic drilling data. Drilling will resume in 2008 and will focus on testing the results of this investigation.

The LC North project lies adjacent to the Lost Creek project. The primary goal of the 2007 drilling program was to investigate numerous occurrences of uranium-bearing intercepts detected by historical exploration drilling by previous operators in the 1970s; and to examine their relationships to the mineralization to be mined at the Lost Creek project. Preliminary evaluation of this historic drilling data indicated the potential for mineral trends in two areas, informally referred to as the East and West areas. A drilling program, consisting of 50 planned exploration holes, was initiated in late October 2007. Drilling was halted in early December 2007 in order to divert the drill rigs to activities at the Lost Creek project. To that point in time, 30 holes were drilled for a total of 29,600 feet (9,022 meters). One hole was abandoned prior to logging due to drilling problems. Drilling focused on the West area where 25 holes were drilled at variable spacing. Five holes were drilled in the East area. The West area is approximately one mile north of the west-central portion of the Lost Creek mineral trend; and the East area is approximately one mile north of the east-central portion of Lost Creek trend.

The results confirmed mineralization occurring in multiple target horizons, many of which correlate stratigraphically with mineral horizons in the Lost Creek trend. Drilling in this area was at variable and wide spacing and did not allow confirmation of mineral continuity or estimation of resources; but the results clearly indicate the potential for extension of the Lost Creek mineral trends into the LC North property; as well as the possibility of previously unidentified mineral horizons.

During 2007, exploration drilling with respect to the RS, EN and LC North exploration projects was $571,982. Drilling will be resumed in 2008 and will focus on testing continuity with the Lost Creek mineral trends and defining resource estimates.

Bootheel Project / Target Exploration & Mining Corp.

During June 2007, the Company entered into an Exploration, Development and Mine Operating Agreement with Target Exploration & Mining Corp. and its subsidiary ("Target"). Under the terms of the agreement, the Company, through its wholly-owned subsidiary, NFUR Bootheel, LLC, contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC. The properties cover an area of known uranium occurrences within the Shirley Basin in Albany County, Wyoming. The total project covers a defined area of approximately 6,000 acres. The primary goal is to move rapidly to the production of uranium, possibly by the in-situ recovery mining method.

The Bootheel and Buck Point properties contributed by the Company are comprised of 269 mining claims and two state leases. Target will contribute US $3 million in exploration expenditures and issue a total of 125,000 common shares of Target to the Company over a four year period in order to earn a 75% interest in The Bootheel Project, LLC. Minimum exploration expenditures of US $750,000 are required in each year during the four year earn-in period. During August 2007, the Company received the initial installment of 50,000 Target common shares. Target will be the manager of the project.

Uranium mineralization was intersected on both properties during the late 1970s and the mineralization has the potential to be recovered by in-situ recovery methods. Uranium was discovered in the Shirley Basin in 1955 and production continued until 1992. Although the majority of commercial production in the Shirley Basin was carried out by conventional mining methods, in-situ recovery methods were tested on several deposits.

Hauber Project / Trigon Uranium Corporation

During June 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company, through its wholly-owned subsidiary, NFUR Hauber, LLC, contributed its Hauber property to Hauber Project LLC.

The Hauber property is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately 5,160 acres. The property is over an area of identified uranium occurrences. Pursuant to the terms of the agreements, Trigon can earn a 50% ownership interest in Hauber Project LLC by contributing a total of US $1.5 million in exploration expenditures to the project over three years. Minimum exploration expenditures of US $350,000 are required in year one of the earn-in period with US $575,000 required in each of years two and three. Trigon is the manager of the project.

The agreements further provide that after Trigon has earned the 50% ownership interest, Trigon has the option to acquire an additional 1% ownership interest by making an additional payment of US $1.0 million for project exploration and expenditures. If Trigon does not exercise this option, the Company may do so for the same payment contribution. The agreements provided for an environmental due diligence period during which Trigon was to conduct an independent study to confirm that there are no manmade environmental hazards or other environmental liabilities prior to the commencement of the project. During September 2007, Trigon notified the Company that pursuant to its environmental due diligence it had satisfied itself of this requirement.

Data Package Acquisition

During May 2007, the Company acquired a data package from Power Resources Inc. ("PRI") pertinent to exploration and development in the Shirley Basin, Wyoming for $99,028 (US $90,000). The data includes drill hole logs for more than 1,000 drill holes, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from such previous operators as Cherokee, Kerr McGee, URADCO (PP&L), and Mobil as well as historical feasibility reports from Dames & Moore and Nuclear Assurance.

The Company will make any data covering its Bootheel and Buckpoint properties, and certain other data, available to the venture it has with Target.

The data purchase agreement includes a 1% royalty interest payable to PRI on uranium and associated minerals and materials produced from the Bootheel and Buck Point properties which include 269 lode mining claims and 2 State of Wyoming mineral leases.

Canadian Properties

R-Seven and Rook I Properties, Athabasca Basin

During June 2007, the Company announced it had signed a letter of intent with Titan Uranium Incorporated whereby the Company could earn up to an undivided 51% working interest in Titan's R-Seven and Rook I properties by funding $9 million in exploration programs managed by Titan over a 4-year earn-in period. Drilling on the property began in early July, 2007 with a first year expenditure commitment of $2.0 million. A definitive option agreement was completed during August 2007.

The option agreement called for annual expenditures of $2 million in each of the first three years with a further $3 million in year four. Vesting of a 25% working interest was to be at the Company’s election after the expenditure of $4 million in the second year of the agreement. Upon the expenditure of an additional $2 million in year three, the Company was to be eligible to vest a further 10% working interest. The remaining 16% working interest was to vest with the expenditure of $3 million in year four. Upon completion of the earn-in phase, the Company and Titan were to proceed as joint venture partners with the Company becoming project operator.

The R-Seven and Rook I properties include 17 mineral claims totaling 75,698 hectares (187,053 acres). The claims are located in the southwestern portion of Saskatchewan's Athabasca Basin.

Titan commenced drilling on the properties as part of a 2007 exploration program budget of $2 million. The program included ground geophysical surveying and approximately 5,000 meters of drilling. The drill targets were strong basement electromagnetic conductors defined by airborne and ground geophysical surveys that were previously completed. During the year ended December 31, 2007, the Company recorded costs related to these activities which total $2,015,286. These costs were primarily comprised of $1,849,450 for drilling and $145,799 for geophysics.

Company management has decided not to proceed with funding of any additional exploration on the Titan properties in favour of additional exploration on properties wholly-owned by the Company. As at December 31, 2007, the Company recorded a complete write-off of deferred exploration costs with respect to the project.

Bugs Property, Baker Lake Basin

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada. The Company has earned a 100% interest in the property by issuing a total of 85,000 common shares to the vendor. Upon signing, 10,000 common shares were issued to obtain an initial 12% interest in the property. These common shares were valued at $29,000. On the first anniversary in September 2007, an additional 25,000 common shares were issued for an additional 30% interest. These common shares were valued at $71,500. During December 2007, the final installment of 50,000 common shares was issued for the final 58% interest. These common shares were valued at $171,500. The vendor retains a 2% net smelter royalty, of which 1% is subject to a buyout for $1.0 million. The Bugs property consists of 11 contiguous mineral claims in the Kivalliq region of the Baker Lake Basin, Nunavut.

During the summer of 2007, the Company re-sampled the high-grade boulder area identified by historic Cominco work conducted during the 1970s. New assays include values as high as 4.7% and 6.0% U3O8. Exploration drilling by Cominco in 1979 was not successful in discovering bedrock sources of this high-grade mineralization. The 1970’s drilling and sampling of several bostonite occurrences averaged 250 ppm uranium over significant widths. Two of the larger bostonite intrusions (Shrike and Gamma) were prospected for strike lengths of 800 meters to 1 kilometer, respectively.

In 2006, a fixed wing aeromagnetic and radiometric survey was flown over the entire property by Tundra Airborne Surveys. The data from this survey have been reprocessed using FastMag 3D(TM) normalized sections. Interpretation of airborne magnetic and radiometric surveys resulted in the selection of seven targets based upon structural offset and dilation features in combination with magnetite depletion. Only one of the seven targets was examined in 2007; the remainder will be prospected and surveyed for their radon signatures in 2008. In 2007, RadonEx Ltd. EIC radon surveys were successful in outlining poorly exposed bostonite occurrences over several kilometers in length. In addition, the radon surveys located an area of extremely high radon flux which is interpreted by the Company to indicate a concentration of hydrothermal uranium mineralization – the Lowkey Lake Zone (“LLZ”).

The 2007 radon survey has also indicated a bedrock source of one of the high-grade historic Cominco boulder occurrences associated with hydrothermal breccias - BA Showing (individual boulders assaying up to 0.55% U3O8). This mineralization is slated for detailed radon survey and subsequent drill-testing in 2008. In addition drill testing of the Gamma bostonite dyke is anticipated. Historic prospecting indicates dimensions of the Gamma Dyke to be up to one kilometer in length by up to 100 meters in width. The extensive, intrusive Bugs bostonites, including Gamma, return consistent grades of between 200 and 400 ppm uranium and high thorium values ranging from 700 ppm to 1,200 ppm. This type of mineralization represents low-grade, bulk tonnage potential. Pending ground localization and additional drilling is planned to test targets selected from the interpretation of the airborne radiometric and magnetic survey.

Total exploration costs incurred during the year ended December 31, 2007 for the Bugs property were $640,324. A total of $406,386 related to the geochemical radon survey; $227,097 related to geology; and, the remainder related to geophysics and environmental permitting costs.

In 2008, it is anticipated that a 2,500 meter drill program will be carried out as well as addition radon testing and prospecting. Initial drilling will concentrate on the LLZ. The LLZ occurs at the intersection of the basal tuffs of the Christopher Island Formation continental volcanics with a younger syenite intrusion. High-grade uranium mineralization (individual boulders assaying over 6% U3O8) is associated with the basal tuff horizons along strike to the east of the LLZ. A pronounced linear zone of magnetic depletion and evidence of intense hydrothermal activity coincide with the LLZ.

Thelon Basin Properties

During the year ended December 31, 2007, the Company incurred exploration costs of $545,135 with respect to the Thelon properties primarily relating to Screech Lake. Significant components of total costs include $291,092 with respect to geology costs and $155,213 with respect to environmental permitting costs.

In July 2006, an environmental screening study was completed on the Screech Lake Project. In September 2006, an application for a land use permit to conduct drill testing of the Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board (“Review Board”) for environmental assessment. The environmental assessment was completed on February 28, 2007. The land use permit is required in order to commence drilling on the Screech Lake property.

A report and recommendation from the Review Board was issued on May 7, 2007. The Review Board recommended to the Minister of Indian and Northern Affairs Canada that the Company’s application to conduct an exploratory drilling program at the Screech Lake property be rejected. In October 2007, the Company received notification that the Minister of Indian and Northern Affairs Canada had adopted the recommendation of the Review Board. As part of the decision, the Minister did confirm that the decision does not affect the legal standing of the Company’s Screech Lake mineral claims. The Company believes that it has proposed an exploration program which maintains the highest possible environmental standards. In the Company’s application for a land use permit, extensive mitigation measures were proposed to ensure that the drilling program would have minimal short-term environmental impact and no long-term effect. The Company is continuing to assess its options for pursuing its proposed exploration program at the Screech Lake property.

Hornby Bay Properties

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and Dismal Lake West properties. The Mountain Lake property comprises 41 claims and the Dismal Lake West property comprises 17 claims. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and spent $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option to obtain a 100% interest in the properties, Triex was to incur a further $500,000 in exploration spending by September 30, 2007. The Company received notice from Triex during October 2007 that the expenditure requirements had been met. The Company retains a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

Triex continues to conduct exploration work on the properties and announced on January 24, 2008 that a $3.1 million budget for 2008 work programs for their Hornby Bay properties has been formally approved by their joint venture. The program includes 5,000 metres of diamond drilling in eighteen holes to evaluate untested targets and will also include a continuation of resistivity surveys. Construction of an ice air strip, and re-opening of the Kirwan Lake camp are scheduled for early-mid April, with drilling to start in late April.

The Company did not incur any direct costs with respect to the Hornby Bay properties during the year ended December 31, 2007.

Expenses

Total expenses for the year ended December 31, 2007 were $11,602,745 (2006 - $6,027,109). Total expenses include costs incurred with respect to Company promotion of $1,008,413; regulatory authority and transfer agent fees of $92,309; professional fees primarily relating to legal, accounting and audit services of $833,180; general and administrative costs relating to Company finance, administration and each of the corporate offices, including stock based compensation charges for stock options, of $6,602,391; general exploration expenses of $975,097; write-off of deferred exploration expenditures related to the Titan R-Seven and Rook I properties of $2,015,286 and amortization of capital assets of $76,069.

During the year ended December 31, 2007, the Company recorded significant non-cash stock based compensation charges related to stock options. In total, expenses recorded related to stock options were $3,682,041. These non-cash charges to expense represent approximately 32% of total expenses and approximately 52% of net loss for the year. Significant components of this total include $3,355,854 recorded in general and administrative expense and $326,187 recorded in promotion expense.

During 2007, significant increases occurred in the areas of promotion expense, general and administrative expense and in the write-off of deferred exploration expenditures.

Promotion costs were $1,008,413 in 2007 or a total of $423,482 higher than in 2006. Promotion expense includes stock option related charges of $326,187 (2006 - $122,371) representing an increase of $203,816 over 2006. Additionally, higher promotion costs were experienced in 2007 primarily related to attendance at industry conferences and related travel, and with respect to higher investor relations costs.

General and administrative expense was $6,602,391 in 2007 or a total of $3,025,562 higher than in 2006. General and administrative expense includes stock option related charges of $3,355,854 (2006 - $1,368,809) representing an increase of $1,987,045 over 2006. The balance of increased general and administrative costs relate primarily to expansion of our Denver, Colorado and Casper, Wyoming offices and related staff costs for finance, legal and support personnel.

During the fourth quarter of 2007, Company management decided not to proceed with funding of any additional exploration of the Titan R-Seven and Rook I properties. A complete write-off of $2,015,286 with respect to deferred exploration expenditures was recorded.

The Company will continue to incur significant charges related to stock based compensation as the fair value of its stock options granted is generally expensed over their 18 month vesting period. As at December 31, 2007, the total fair value of stock options, related to options outstanding to be recorded over coming quarters is approximately $4.3 million. Charges to record the fair value of stock options give rise to both expenses and amounts capitalized to projects as deferred exploration.

Loss before Income Taxes, Recovery of Future Income Taxes and Net Loss

The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts. During the year ended December 31, 2007, the Company earned interest income on these investments of $2,816,398 (2006 - $629,724). Interest income was significantly higher in the third and fourth quarters of 2007 as the proceeds of the bought deal financing were invested from early May through to the end of the year.

During the year ended December 31, 2007, the Company recorded a net foreign exchange loss of $806,420 (2006 - $177,141). This net foreign exchange loss arose primarily due to cash balances held in US currency as the Canadian dollar strengthened relative to the US dollar during the period from September to November 2007. During the first and second quarters of 2007, the Company experienced gains on the US dollar denominated New Frontiers obligation. The obligation was fully repaid during the second quarter of 2007.

During the year ended December 31, 2007, the Company recorded a non-cash future income tax recovery of $2,531,000 (2006 - $514,000). The primary components of this future tax recovery relate to the reversal of flow-through share basis differences as a result of the write-off of the Titan R-Seven and Rook I property costs which were fully funded by flow-through funds and to the effect of lower enacted future tax rates in Canada.

Loss Per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2007 were $0.08 (2006 – $0.09) . For the years ended December 31, 2007 and 2006, diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at December 31, 2007, the Company had cash and cash equivalents and short-term investments of $76,311,778 and working capital of $75,854,016. On May 10, 2007, the Company completed a bought deal financing entered into with a syndicate of underwriters who agreed to purchase, 15,158,000 common shares of the Company at a price of $4.75 per share for gross proceeds of $72,000,500. The underwriters were granted an over-allotment option, exercisable for 30 days following the closing of the offering to purchase an additional 2,273,000 common shares at $4.75 per share. The underwriters exercised in full the over-allotment option at closing. In total, the Company issued 17,431,000 common shares for gross proceeds of $82,797,250. Total direct share issue costs, including the underwriters commissions were $5,298,634.

During the year ended December 31, 2007, the Company realized cash proceeds from the exercise of previously issued warrants, compensation options and stock options totaling $1,334,547. During 2007, the Company invested cash of $13,543,930 in mineral exploration property costs, deferred exploration expenditures, bonding and other deposits and capital assets; and, used $5,749,905 cash in operations.

During June 2007, the Company fully repaid the New Frontiers obligation providing a final payment of $11,955,375 (US $11,250,000). The Company elected to repay the New Frontiers obligation in full and avoid additional interest charges which would have accrued on June 30, 2007 and in subsequent years.

As at December 31, 2007, all of the previously outstanding warrants and compensation options had been exercised. As at December 31, 2007, the Company had outstanding a total of 8,010,700 stock options with exercise prices ranging from $1.25 to $5.03.

The Company has financed its operations from inception, to date, primarily through the issuance of equity securities and has no sources of cash flow from operations. The Company will not generate any cash flow from operations until it is successful in commencing production from its resource properties.

As at December 31, 2007, the Company’s contractual obligations are summarized as follows:

Contractual Obligations	Payments Due by Period (All amounts in CDN dollars)
	Total $	Less than 1 year $	1 to 3 years $	4 to 5 years $	After 5 years $
Office operating leases (1)	551,400	212,500	189,500	149,400	Nil

_______

(1) The Company is committed to an operating lease for office premises in Littleton, Colorado. This operating lease has a term extending to January 2009. The Company has entered into an operating lease for office premises in Casper, Wyoming. This operating lease has a five year term extending to September 2012.

The Company has established a corporate credit card facility with a US bank for use by officers and employees of the Company. This facility has an aggregate borrowing limit of US $250,000. The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Financing Transactions

On March 25, 2008, subsequent to year end, the Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share raising gross proceeds of $2,750,000.

2007 issuances

On May 10, 2007, the Company completed a bought deal financing entered into with a syndicate of underwriters who agreed to purchase, 15,158,000 common shares of the Company at a price of $4.75 per share for gross proceeds of $72,000,500. The underwriters were granted an over-allotment option, exercisable for 30 days following the closing of the offering to purchase an additional 2,273,000 common shares at $4.75 per share. The underwriters exercised in full the over-allotment option at closing. In total, the Company issued 17,431,000 common shares for gross proceeds of $82,797,250. Total direct share issue costs, including the underwriters’ commissions were $5,293,943.

During the year ended December 31, 2007, the Company realized cash proceeds of $1,334,547 related to the exercise of warrants, compensation options and stock options.

2006 issuances

On December 14, 2006, the Company completed a private placement of 500,000 flow-through common shares at a purchase price of $5.00 per share for gross proceeds of $2,500,000. The proceeds of this offering are being utilized to fund Canadian exploration spending during 2007.

On August 30, 2006, the Company completed a bought deal financing with a syndicate of underwriters led by GMP Securities LP and including Dundee Securities Corp. and Raymond James Ltd. The financing resulted in the issuance of a total of 8,522,727 common shares of the Company at a purchase price of $2.20 per common share for gross proceeds of $18,750,000. These total figures include the underwriters' over-allotment option for 1,022,727 common shares which was exercised in full on August 30, 2006.

On August 2, 2006, the Company completed a private placement of 182,000 flow-through common shares at a purchase price of $2.75 per share for gross proceeds of $500,500. The proceeds of this offering were used primarily to fund the balance of the 2006 exploration programs in Canada.

During the year ended December 31, 2006, a total of 13,483,134 common shares were issued pursuant to the exercise of warrants; a total of 1,337,904 common shares were issued pursuant to the exercise of compensation options and 106,500 common shares for the exercise of stock options. Total cash proceeds from these exercises were $12,733,749.

During the year ended December 31, 2006, the Company renounced flow-through share tax benefits relating to a total of $3,461,750 raised through the issuance of flow-through common shares. The tax effect of $1,246,500 was recorded as a reduction of capital stock during 2006.

Acquisition of NFU Wyoming, LLC / New Frontiers Obligation

Effective June 30, 2005, the Company concluded its acquisition of NFU Wyoming, LLC. Under the terms of the purchase agreement, the Company acquired a 100% membership interest in NFU that holds the majority of the Company’s Wyoming property assets, for total consideration of US $20,000,000. A royalty on future production of 1.67% is in place with respect to 20 Tony claims comprising a portion of the Lost Creek project claims.

The Company was obligated to make minimum annual payments of US $5,000,000, including interest, on the second, third and fourth anniversary of the closing. During June 2007, the Company elected to prepay the balance due and avoid future interest charges. The full repayment amount was $11,955,375 (US $11,250,000) including principal and accrued interest.

The purchase price of $24,515,832 was allocated entirely to mineral exploration property assets in Wyoming. Interest on the New Frontiers obligation was recorded utilizing the effective rate method. Under the effective rate method, interest charges are recorded over the term of the obligation that are sufficient to accrete the face value of the original principal to the balance due including interest at maturity. The effective interest rate was 12.04% . Upon full repayment of the New Frontiers obligation in June 2007 interest payable for full settlement was $2,016,156 (US $1,744,229) less than interest accrued under the effective rate method for accounting. This amount was recorded as a reduction of mineral property costs during the second quarter. Net interest which accumulated from acquisition to repayment totals $1,433,109 (US $1,250,000) and has been capitalized to Wyoming mineral property assets.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at February 29, 2008, December 31, 2007 and December 31, 2006 is as follows:

	February 29, 2008	December 31, 2007	December 31, 2006
Common shares	92,208,607	92,171,607	73,475,052
Warrants	-	-	162,876
Compensation options	-	-	110,346
Stock options	7,962,500	8,010,700	5,406,000
Fully diluted shares outstanding	100,171,107	100,182,307	79,154,274

On March 25, 2008, subsequent to year end, the Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share raising gross proceeds of $2,750,000.

On May 10, 2007, the Company issued 17,431,000 common shares in connection with the bought deal financing.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments except for US dollar foreign currency risk with respect to cash balances held in US dollars. As at December 31, 2007, the Company held approximately US $16.8 million in cash and cash equivalents. The Company has not entered into any foreign exchange contracts or other strategies to mitigate this risk.

The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Transactions with Related Parties

On May 24, 2005, the Company announced it had entered into a letter of intent with Patrician Diamonds Inc., a TSX Venture Exchange listed company that is a related company. At the time of entering into the transaction, each of the directors and officers of Patrician also acted as directors and officers of the Company. During February 2006, the Company and Patrician mutually agreed to cancel this arrangement and unwind the transaction.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. If properties are abandoned they are written off at that time. If properties are considered to be impaired in value, the costs of the properties and related deferred expenditures will be written down to their estimated fair value at that time. Management uses its best estimates for determining the fair value of mineral properties based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued. Use of the Black-Scholes model requires management to estimate the expected volatility of the Company’s stock over the future life of the equity instrument and to estimate the expected life of the equity instrument. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530 Comprehensive Income, CICA Handbook Section 3855 –Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, hedge accounting and reporting and displaying comprehensive income. The initial adoption of these standards did not have a significant impact on these financial statements.

The CICA has issued new accounting pronouncements for disclosure and presentation of financial instruments, Section 3862 – Financial Instruments – Disclosure and Section 3863 – Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007. These new standards require disclosures of both qualitative and quantitative information that enables financial statement users to evaluate the nature and extent of risks arising from financial instruments to which the Company is exposed.

CICA Handbook Section 1535 – Capital Disclosures has been issued by the CICA and applies to fiscal years beginning on or after October 1, 2007. This section requires disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.

Section 1400, “General Standards on Financial Statement Presentation,” has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008.

The CICA has also issued Section 3064, “Goodwill and Intangible Assets,” which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

Management is currently evaluating the impact these new standards will have on the Company’s financial statements.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007 and in respect of the 2007 year end reporting period.

Internal Controls

No changes have occurred in the Company’s internal control over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business. Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty. Current and potential investors should give special consideration to the risk factors involved. These factors are discussed more fully in our Annual Information Form dated March 26, 2008 which is filed on SEDAR.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.SEDAR.com.

Corporate Information

Directors and Officers
Jeffrey T. Klenda, B.A. – Chairman and Director
W. William Boberg, M. Sc., P. Geo. – President, CEO and Director
Harold Backer, B. Sc. – Executive Vice President
Wayne Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
James M. Franklin, PhD, FRSC, P. Geo. – Chief Scientist and Director
Paul Macdonell, Diploma Public Admin. – Director, Audit, Compensation and Corporate Governance and Nominating Committee Chair
Robert Boaz, M. Econ., Hons. BA – Director
Thomas Parker, B. Sc., M. Eng. – Director
Roger Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT & Administration
Paul G. Goss, J.D., MBA – Corporate Counsel & Corporate Secretary

Corporate Offices

United States Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: (720) 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: (905) 456-5436
Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: (307) 265-2373	Registered Canadian Office: 1128 Clapp Lane, PO Box 279 Manotick (Ottawa), Ontario K4M 1A3 Phone: (613) 692-7704

Web Site
www.ur-energy.com

Trading Symbol
TSX: URE

Independent Auditor
PricewaterhouseCoopers LLP, Ottawa

Corporate Legal Counsel
McCarthy Tétrault LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Equity Transfer & Trust Company, Toronto